

April 3, 2015

Mr. John J. Stephens
Senior Executive Vice President
  and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

> **Re:** **AT&T Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 001-8610**

Dear Mr. Stephens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 12. Pension and Postretirement Benefits, page 64

1.   We note your disclosure that you changed the method you use to estimate the service and interest components of net periodic benefit costs for pension and other postretirement benefits. You disclose that you have elected to utilize a full yield curve approach in estimation of these components. Please compare and contrast for us in greater detail the previous method with the current method, and explain to us how the current method complies with ASC 715-10-35 and ASC 715-60-35.

2.   Please describe to us the impact the change had on your GAAP and non-GAAP results for the year and quarter ended December 31, 2014. In addition, describe the impact you expect the change to have on your quarterly and annual results for 2015 on a GAAP and non-GAAP basis.

3.	We note that you have accounted for the change as a change in accounting estimate effected by a change in accounting principle. Please explain to us your basis for accounting for the change in this manner, rather than a change in estimate or a change in accounting principle, as defined in ASC 250-10.

4.	Please describe to us in detail your basis for determining the change is preferable. Refer to ASC 250-10-45-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at (202) 551-3788, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director